SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Detrex Corporation

(Name of Issuer)

Common Stock, $2 par value

(Title and Class of Securities)

250685104

(CUSIP Number)

E. Burke Ross, Jr.
777 South Flagler Drive, West Tower
Suite 800
West Palm Beach, FL 33401
(561) 515-6052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 250685104	Schedule 13D/A	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WR Investment Partners Small Cap Corp. EIN 22-3612003

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF	7	SOLE VOTING POWER

SHARES		213,800

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		213,800

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

213,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14	TYPE OF REPORTING PERSON*

CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 250685104	Schedule 13D/A	Page 3 of 4 Pages

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed by WR Investment on May 24, 1999 and amended by the Amendment No. 1 filed by WR Investment on December 6, 2001 (as so amended, the “Schedule 13D”).   Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings ascribed to them in the Schedule 13D.

Item 2 of the Schedule 13D, “Identity and Background,” is hereby amended as follows:

     (b)  777 South Flagler Drive, West Tower, Suite 800, West Palm Beach, FL 33401

Item 4 of the Schedule 13D, “Purpose of Transaction,” is amended by adding the following:

     WR Investment is filing this Amendment to report the transfer of 8,500 shares of Common Stock to Rufus M.G. Williams, Jr. (“Williams”).  The transfer to Williams is made in contemplation of the termination of the Detrex Joint Venture formed on February 23, 1999 pursuant to the Letter Agreement between E. Burke Ross, Jr. and Williams.  The Letter Agreement is terminated as of the date of the transfer to Williams.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer,” is hereby amended as follows:

     (a)  WR Investment is the beneficial owner of 213,800 shares of Common Stock, which constitutes 13.5% of the outstanding Common Stock.

     (b)  WR Investment has the sole power to vote and dispose of 213,800 shares of Common Stock, which constitutes 13.5% of the outstanding shares of Common Stock.

     (c)  WR Investment has conducted the following transactions within the past sixty days:

1.	December 17, 2002, 8500 shares transferred to Rufus M.G. Williams, Jr.

[Remainder of page is left intentionally blank. Signatures begin on next page]

CUSIP No. 250685104	Schedule 13D/A	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2002

WR INVESTMENT PARTNERS SMALL CAP CORP

By:	/s/ E. Burke Ross, Jr.
Name: E. Burke Ross, Jr. Title: President